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                                                                    Exhibit 99.3

INTERNAL REVENUE SERVICE                     Department of the Treasury

Index Number:61.00-00; 61.03-00;             Washington, DC 20224
61.43-00; 45.01-00

William L. Scott                             Person to Contact:
Assistant Controller                         Thomas Preston (ID NO 50-05811)
American Electric Power Company              Telephone Number:
1 Riverside Plaza                            (202)622-4443
Columbus, Ohio 43215                         Refer Reply To:
                                             CC:FIP:2-PLR-1387 13-01
                                             Date: SEP 21 2001


Legend:

Old Parent          =         Central and South West Corporation
                              EIN: 51-0007707

New Parent          =         American Electric Power Company
                              EIN: 13-4922640

Company             =         Central Power and Light Company
                              EIN: 74-0550600

Date A              =         February 18, 2000
Date B              =         March 27, 2000
Date C              =         December 22, 1997
Date D              =         June 15, 2000
Date E              =         June 7, 2001

State A             =         Texas

a                   =         797 million



Dear Mr. Scott:

     On Date A this office issued a private letter ruling (PLR # 200020046) ("Initial Ruling") concluding that the issuance of a financing order by the State A public utility commission (PUC) authorizing the collection of special charges to offset stranded costs, and the transfer to the Company of proceeds from the issuance of Notes did not result in gross income to Company, and that the Notes issued to investors by a special purpose entity (SPE) would be obligations of the Company.
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PLR-138713-01                          2


     In a letter dated July 2, 2001, you have requested a supplemental ruling that certain intervening factual developments do not alter the conclusions reached in the original ruling. Except as described below, all facts and representations cited in the Initial Ruling are incorporated for purposes of this letter. Any terms defined or legended in the Initial Ruling have the same meaning in this letter.

     After submission of Company's original ruling request, a number of persons intervened in the administrative proceedings under which Company sought to obtain a financing order from the PUC. Public hearings were held with respect to Company's original financing order application, compromise and settlement agreements were entered into modifying Company's original financing order application, and on Date B, Company's original financing order application, as modified, was approved in part and denied in part by the PUC. On Date E, the Supreme Court of State A affirmed the PUC's Date B financing order. As a result, the amount of net regulatory assets and other qualified costs approved by the PUC to be securitized by Company was reduced to $a.

     At the time Company submitted its original ruling request, Old Parent and New Parent were in the process of obtaining certain state, federal and foreign regulatory approvals in connection with a merger agreement that had been approved as of Date C. These regulatory approvals have since been obtained and the merger was completed on Date D. As a result of the merger, Old Parent became a wholly owned subsidiary of New Parent, but this fact did not affect Old Parent's ownership of Company. Company's taxable income will continue to be reported on a consolidated basis as part of a consolidated group of which New Parent is now the common parent corporation.

     The issuance of a financing order by the PUC allowing Company to securitize an amount of stranded costs different from that originally requested, and the merger described above do not adversely affect the analysis in the Initial Ruling. Accordingly, the conclusions reached in the Initial Ruling issued on Date A that (1) the issuance of the financing order and the transfer of the rights under the financing order to the SPE will not result in gross income to Company; (2) the issuance of Notes and the transfer of the proceeds to Company will not result in gross income to Company; and (3) the Notes will be obligations of the Company, are not affected.

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PLR-138713-01

                                       3


     Except as expressly provided herein, no opinion is expressed or implied concerning the tax consequences of any aspect of any transaction or item discussed or referenced in this letter. This ruling is directed only to the taxpayer requesting it. Section 6110(k)(3) of the Code provides that it may not be used or cited as precedent. In accordance with the Power of Attorney on file with this office, a copy of this letter is being sent to your authorized representative. A copy of this letter must be attached to any income tax return to which it is relevant.

                                     Sincerely,

                                     /s/ William E. Coppersmith
                                     --------------------------
                                     William E. Coppersmith
                                     Chief, Branch 2
                                     Office of Associate Chief Counsel
                                     (Financial Institutions & Products)